OSISKO ANNOUNCES RETIREMENT OF ANDRÉ GAUMOND FROM EXECUTIVE

(Montréal, November 8, 2016) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (TSX:OR) (NYSE:OR) announces today the retirement of Mr. André Gaumond from his position of Senior Vice President of Northern Development. An industry leader for over 30 years, Mr. Gaumond joined Osisko following Osisko’s friendly acquisition of Virginia Mines Inc. in 2015, the company he founded and ran with remarkable success for over 22 years. Among many achievements over the course of these 22 years, the prolific Virginia became Québec’s pre-eminent and most active exploration company, culminating with the grass-roots discovery of the world-class Éléonore gold deposit in Québec’s James Bay region. The successful exploration work by Mr. Gaumond and his Virginia team led to the eventual acquisition of the deposit by Goldcorp in a deal valued at approximately $500 million in 2006. With an investment of approximately $2 billion, Éléonore has gone on to become one of Québec’s largest gold producers, and has created over 800 permanent high paying jobs for years to come. The development has also attracted a number of Cree Nation Members as employees and stimulated the development of Cree enterprises.

Following the successful sale of Éléonore, Mr. Gaumond continued his prior success with a number of other significant discoveries in the James Bay region, including the discovery of the Coulon base metal deposit.

Mr. Gaumond’s entrepreneurial, business and discovery talents have been recognized nationally and internationally with numerous awards over the course of his dynamic career. A two-time winner of The Association de l’exploration minière du Québec (AEMQ) “Prospector of the Year” Award, Mr. Gaumond has also been awarded the Bill Dennis “Prospector of the Year” Award by the Prospector and Developers Association of Canada (PDAC), has been named “Mining Man of the Year” by the Northern Miner, and won a number of other awards for leading the efforts to establish Fonds Restor-Action Nunavik, which cleaned up abandoned historical exploration sites in Québec’s Northern regions. André was also the recipient of the “Prix Mérite 2015” of the Association of Graduates of École Polytechnique de Montréal, awarded to a graduate of this prestigious Québec institution who has reached a superior level of excellence in his professional and community activities.

Mr. Gaumond has been and continues to be, an active contributor along with various stakeholders and representatives to the development of Québec’s “Plan Nord”. The Plan Nord philosophy is to develop the vast and untapped northern region of Québec in a sustainable and responsible manner, a philosophy that mirrors André’s own sentiments about the current and future development of Northern Québec.

Following his retirement, Mr. Gaumond will continue to serve on the Board of Directors of Osisko, as well as acting from time to time, as a technical advisor to Osisko and its associates.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer of Osisko noted: “The entire Osisko team would like to take this opportunity to congratulate André Gaumond on his tremendously successful 30 year career in the mining business. He is truly one of a rare breed of entrepreneurial explorers, having started as a geologist and going on to create his own highly successful company. More importantly, André has managed to make a difference not only through new discoveries but also through his conscious policy of socially responsible development of our country’s natural resources. We are so very happy that André will be continuing with us in his capacity as a Director on our Board, and again we congratulate him on his proud career.”

Mr. Gaumond commented: “During my career, I have been privileged to partner with many great individuals and institutions to create wealth and make our society better. I would like to express my deep gratitude to my dedicated team of professionals, the countless investors, as well as partners that supported the pursuit of my vision of Northern resource development.”

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30, 2016 and has distributed dividends to its shareholders during the past eight consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com
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